Exhibit 99.(k)(6)

CHILEAN SUB-ADMINISTRATION AGREEMENT

November 4, 1997

Celfin Servicios Financieros Limitada

Apoquindo 3721, Piso 19

Santiago, Chile

Dear Sirs:

BEA Administration, Administradora de Fondos de Inversion de Capital Extranjero S.A. (the “Chilean Administrator”), a corporation organized under the laws of Chile, has entered into an agreement dated November 4, 1997, with each of The Chile Fund, Inc. (the “Company”), a corporation organized under the laws of the state of Maryland, and BEA Associates (“BEA”), a general partnership organized under the laws of the state of New York (the “Chilean Administration Agreement”), regarding administration services to be provided by the Chilean Administrator to the Company.  A copy of the Chilean Administration Agreement is attached hereto.

The Chilean Administrator hereby confirms its agreement with Celfin Servicios Financieros Limitada (“Celfin”), a limited liability company organized under the laws of Chile, regarding services to be provided by Celfin to the Chilean Administrator as follows:

1.                                       Celfin shall provide to the Chilean Administrator certain services required by the latter in relation with its obligations to the Company and BEA under the Chilean Administration Agreement and with its obligations under Law No 18,657.  Such services will specifically consist of the following: (a) maintain the general ledger and other books and records of the Company, prepare financial statements required pursuant to Chilean law and regulations, and make necessary accounting filings with the Chilean authorities as required by law, (b) make applications to the Central Bank of Chile for remittances of monies outside Chile, (c) withhold and pay Chilean taxes due, if any, on amounts remitted abroad, (d) provide clerical assistance in connection with Chilean investments, (e) serve as liaison with the Chilean Superintendency of Securities and Insurance, the Central Bank of Chile, the Chilean Internal Revenue Service and other Chilean authorities and (f) provide other assistance in connection with Chilean investments.

2.                                       (i)(a)        In consideration of the administrative services rendered pursuant to this Agreement, the Chilean Administrator will pay Celfin within five business days after the end of the calendar quarter during which the Effective Date (as defined below) occurs and within five business days after the end of the next calendar quarter thereafter a fee for the previous quarter computed at an annual rate of .05% of the average weekly net assets invested in Chile during the quarter.  In addition, the Chilean Administrator will pay to Celfin an annual fee equal to 2,000 UFs which shall be payable quarterly.  Celfin will also be reimbursed by the Chilean Administrator for any expenses, up to 500 UFs annually, reasonably incurred in connection with the performance of services required by this Chilean Sub-Administration Agreement (other than the accounting services described in clause (a) of paragraph 1 hereto).  For purposes of this Sub-Administration Agreement, amounts owing in Chilean pesos will be calculated at the “dolar observado” rate on the date of payment or, if such rate ceases to exist in Chile, at an exchange rate commonly utilized in lieu of the “dolar observado” rate.

(b)           In consideration of the accounting services rendered pursuant to clause (a) of paragraph 1, the Chilean Administrator will pay Celfin within five business days after the end of the calendar quarter during which the Effective Date occurs and within five business days after the end of each calendar quarter thereafter a fee of 51.33 UFs.

The UF value utilized will be its value on the date of payment or, if UFs cease to exist, amounts owing under this Agreement will be calculated using an exchange rate commonly utilized in lieu thereof or any one which reflects the Chilean inflation rate.  The fee for the period from the date of this Agreement (the “Effective Date”) to the end of the first calendar quarter during which the Effective Date occurs shall be prorated according to the proportion that such period bears to the full quarterly period.

(c)           Upon any termination of this Agreement before the end of a quarter, the fee for such part of that quarter shall be prorated according to the proportion that such period bears to the full quarterly period and shall be payable upon the date of termination of this Agreement.  For the purpose of determining fees payable to Celfin under paragraph 2(a), the value of the Company’s net assets shall be computed at the times and in the manner specified in the Company’s Registration Statement as from time to time in effect.

(ii) In addition to the compensation set forth above, the Chilean Administrator will pay to Celfin a fee of .15% of the principal value of each trade executed on behalf of the Company in the stock exchanges, subject to compliance in all respects with the Company’s procedures under Rule 17e-1 of the Investment Company Act of 1940, as amended; provided that this fee shall not be payable in respect to any particular trade if a stockbroker’s fee or any other brokerage commission is payable by the Chilean Administrator or the Company to any other person with respect to such trade.  This fee shall be paid on a monthly basis unless Celfin shall have provided timely notice of its intent to be paid on a per trade basis, in which event such fee shall be paid after the settlement of each trade.  Celfin hereby agrees that it shall be solely responsible for paying any fees or brokerage commissions due and payable with respect to transactions executed on behalf of the Chilean Administrator or the Company in respect of which it has received payment under this clause (ii).

3.                                       Except as provided in paragraph 2(i) above, Celfin will bear all expenses in connection with the performance of its services under this Agreement.

4.                                       Celfin shall exercise its best judgment in rendering the services listed in paragraph 1 above.  Celfin shall be responsible for its own negligent failure to perform its duties under this Agreement.

5.                                       This Agreement shall become effective as of the Effective Date and shall automatically terminate upon termination of the Chilean Administration Agreement, unless previously terminated on 60 days’ written notice by the Chilean Administrator or upon 90 days’ written notice by Celfin.

6.                                       This Agreement constitutes the entire agreement between the parties hereto.

7.                                       This Agreement shall be governed by and construed and enforced in accordance with the laws of Chile.

8.                                       This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

If the foregoing accurately sets forth our agreement, kindly indicate your acceptance hereof by signing and returning the enclosed copy hereof.

Very truly yours,

BEA ADMINISTRATION, ADMINISTRADORA DE FONDOS DE INVERSION DE
CAPITAL EXTRANJERO S.A.

By:	/s/ Juan Andres Camus
Name:	Juan Andres Camus
Title:	General Manager

Accepted:

CELFIN SERVICIOS FINANCIEROS LIMITADA

By:	/s/ Juan Andres Camus
Name: Juan Andres Camus
Title: General Manager